

November 7, 2014

Via E-mail:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

>   **Re: Virtual Sourcing, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed October 28, 2014**
>   **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1.   We note that the current occupant of 1200 G Street NW, Suite 800,Washington DC is SAE International. Please revise to include your actual address in your next amendment.

2.   Please disclose your supplemental response to comment two in our letter dated September 3, 2014 *within* your next registration statement. Additionally, within your next amendment, please do the following:

- discuss the operating histories of FYA Field Services and EYII, respectively, including the status of FYA Field Services' "end user site,"
- discuss where you store and how you transport your Kruud Kleen barrels to FYA Field Services,
- disclose how you determined that Kruud Kleen sells for $1,200 per barrel,
- disclose Mr. Birmingham's involvement with the registrations of the following companies: NX Global, Inc, Aquentium Inc, Banx & Green Group, Inc., Advanced Mineral Technologies, Inc., Neometrix Technology Group Inc., Global Medical Holdings Inc, SNM Global Holdings, Goliath Film & Media Holdings, Cyber Care Inc, and Stampede Worldwide Inc., and
- disclose that Mr. Birmingham is acting as a promoter in this registration statement and provide the disclosure required by Item 404(c) of Regulation S-K.

We may have additional comments upon our review of the amended registration statement.

3. We note your response to comment three in our letter dated September 3, 2014; however your disclosure on page 4 of your registration statement and Section 1 of Exhibit 10.8 both indicate that you have issued these 5 million shares to EYII. Please reflect this issuance in your offering, dilution, and recent sales of unregistered securities sections.

4. Please include interim financial statements for the period ended September 30, 2014. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Explanatory Note, page 5

5. Please revise to disclose that the Description of Securities is also applicable to the shares being offered in the resale.

Products, page 30

6. We note your disclosure here that you planned to begin manufacturing in October 2014. Please update your disclosure to reflect the current state of your proposed recycled fiberglass business. If you are delayed or no longer pursuing this line of business, please revise accordingly. Please also update the status of the delivery of Kruud Kleen product to wholesale customers that was to occur in August mentioned on page 4 and clarify the use of the term "potential" when referring to these customers. Additionally, explain which party is responsible for delivering product in light of your limited number of employees and assets.

Patents and Trademarks, page 33

7. Please describe the "mobile applications" you reference in the first sentence.

Financial Statements, page 49
Note 8 – Subsequent Events, page F-12

8. Please disclose in the notes to your financial statements the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibit 23.1

9. We note that your auditor's report is dated October 28, 2014. As such, please make arrangements with your auditor to have them revise the consent to refer to their report dated October 28, 2014 instead of their report dated October 24, 2014.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Kenneth Bart
        Bart and Associates LLC